June 19, 2006


Via U.S. Mail

David J. Field
President and Chief Executive Officer
Entercomm Communications Corp.
401 City Avenue, Suite 809
Bala Cynwyd, Pennsylvania  19004

	Re:	Entercomm Communications Corp.
		Schedule TO-C filed May 18, 2006
		Schedule TO-I filed June 5, 2006
		SEC File No. 5-55345

Dear Mr. Field:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at
the end of this letter.
Schedule TO
Exhibit (a)(1)(i) - Offer to Exchange
1. Revise your disclosure on the first page and in Section 1 of the
Offer to Exchange to clarify that you will pay the exchange consideration "promptly," not "as soon as practicable," following the expiration of the offer, and not after acceptance of the stock options for exchange. Refer to Rules 13e-4(f)(5) and 14e-1(c).
2. We note that you have incorporated by reference your most recent
annual report on Form 10-K. We presume that you intended to incorporate this information in order to satisfy the requirement that you provide historical financial information pursuant to Item
1010(a)
of Regulation M-A.  Please note that Item 1010(c) of Regulation M-
A
requires that at least a summary of that information be
disseminated
to security holders.  See Instruction 6 to Item 10 of Schedule TO
and
Regulation M-A telephone interpretation H.7 in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please revise to provide the financial information required by Item 1010 of Regulation
M-A and advise us how you intend to disseminate this information to
security holders.
	Questions and Answers About the Restricted Stock, page 4
3. 16. "What is restricted stock?" You mention that the relevant restrictions upon the stock being offered as consideration in this Offer are the applicable vesting periods and the provisions of the plan under which the restricted stock is granted. Please revise to elaborate upon any provisions of the plan that may differ from those
under which the options were granted, if any.  See Item
1004(a)(1)(x)
of Regulation M-A.
	Section 4. Withdrawal Rights, page 17
4. Please revise to disclose the exact date by which options not yet
accepted for payment or exchange after the expiration of forty business days from the commencement of the offers may be withdrawn.
See Rule 13e-4(f)(2)(ii).
	Section 5. Acceptance of Options for Exchange and
Cancellation;
Issuance of Restricted 	Stock, page 18
5. We note your indication that you will promptly exchange the Eligible Options and that those who elect to exchange "will receive
[their] Restricted Stock grant instrument within approximately two to four weeks after expiration of this Offer." It is unclear then, how you intend to satisfy prompt payment in light of the length of time it will take you to provide holders with their Restricted Stock grant instrument. If you intend to satisfy prompt payment by providing tendering option holders with the Rights Letter, attached as exhibit
(a)(1)(vii), indicating the number of options that you have accepted and cancelled, please revise to indicate that you will provide this letter promptly after expiration of the offer. Alternatively, advise us how you intend to satisfy prompt payment pursuant to Rule 14e-1(c).
	Section 6. Conditions of the Offer, page 18
6. The first sentence of this section indicates that, at expiration,
"assuming none of the events listed in this Section 6 has occurred,
[you] will promptly either accept all of the properly tendered Eligible Options or reject them all." This language would seem to suggest that you would consider terminating the Offer even if none of the events have occurred in Section 6 that would cause a failure of condition. Please advise us under what circumstances, other than failure of a condition, you intend to terminate the offer or revise this language to clarify that you may only terminate the offer upon the failure of a condition.
7. A tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, we note the references to "threatened" in subparagraphs (b) and (c) and "indirectly" in subparagraph (c). Please revise to clarify the conditions in accordance with this comment.

	Section 13.  Material U.S. Federal Income/Withholding Tax
Consequences, page 25
8. Rather than refer to "certain" tax consequences in the first paragraph, please refer to "material" tax consequences.

Exhibit (a)(1)(iii) - Election to Exchange Form
9. We note your request that the security holder acknowledge that they have "received and read" the Offer to Exchange. It is not appropriate to require security holders to attest to the fact that they have "read" the terms of the offer as such language effectively operates as a waiver of liability. Please delete this language throughout these materials.

Schedule TO-C filed May 18, 2006
10. It appears that you have not included the language in the press release that is required by Instruction 3 to Rule 13e-4(c).
Please
note that you should insert a legend advising security holders to read the full tender offer when it becomes available in the press release itself. Please confirm your understanding in this regard.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      If you have any questions regarding our comments, please do not hesitate to contact me at (202) 551-3264. You may also reach me by facsimile at (202) 772-9203.

      							Sincerely,



								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions

cc via facsimile at (202) 637-2201:

Patrick H. Shannon, Esq.
Latham & Watkins LLP

Entercomm Communications Corp.
June 19, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE